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May 18, 2006                                                    ROBERT A. SCHWED

Via EDGAR                                                   + 1 212 937 7276 (t)
                                                            + 1 212 230 8888 (f)
Securities and Exchange Commission                  robert.schwed@wilmerhale.com
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: AMDOCS LIMITED
    Form 20-F for Fiscal Year Ended September 30, 2005
    Filed December 28, 2005
    Form 6-K filed January 19, 2006
    File No. 001-14840

Ladies and Gentlemen:

On behalf of our client Amdocs Limited (the "Company"), we are submitting the following responses of the Company to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter dated April 20, 2006, from Mr. Brad Skinner, Accounting Branch Chief of the Commission. The comment letter relates to the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2005 filed December 28, 2005 (the "Form 20-F") and the Company's Report of Foreign Private Issuer on Form 6-K furnished January 19, 2006 (the "January Form 6-K").

For convenient reference, we have included below each of the Staff's comments set forth in the comment letter and have keyed the Company's responses to the numbering of the comments and the headings used in the comment letter. All of the responses are based on information provided to us by representatives of the Company.

The Company has not prepared amendments to the Form 20-F or the January Form 6-K because the Company believes that the amendments that would be required to address the Staff's comments relate to matters that are not individually or in the aggregate material to investors. Accordingly, the Company requests that the Staff permit the Company to address the Staff's comments in future filings under the Securities Exchange Act of 1934, as amended, beginning with its Report on Private Issuer on Form 6-K related to its third quarter 2006 results of operations (the "July Form 6-K"), which it expects to furnish in July 2006.

           Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue,
                            New York, New York 10022

    Baltimore Beijing Berlin Boston Brussels London Munich New York Northern
                  Virginia Oxford Palo Alto Waltham Washington

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Securities and Exchange Commission
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FORM 20-F FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

FINANCIAL STATEMENTS

NOTE 3 - ACQUISITIONS, PAGE F-17

CERTEN

1. We note your disclosure regarding a revision to the purchase price allocation recorded during 2005 that resulted in a decrease in goodwill. Describe for us the facts and circumstances that led you to record the purchase price adjustment. As part of your response, describe, in reasonable detail, the nature and amount of the items underlying this revision. Additionally, explain your basis for concluding that it was appropriate to revise the purchase price allocation for the identified items. Explain how you considered the guidance of SFAS 141, pars. 40 and 41.

Response:   During the fiscal year ended September 30, 2005, the Company revised by $9.9 million the purchase price allocation related to its acquisition of Certen Inc. ("Certen"). The Company made this revision to reflect the two adjustments described below. Pursuant to Staff Accounting Bulletin No. 99, the Company concluded, at the time each adjustment was determined to be necessary, that each adjustment was immaterial individually and in the aggregate.

            a. First, the Company increased by $4.1 million the deferred tax assets related to the tax effects of the fair value of a pension liability acquired as part of the acquisition that will be recognized for tax purposes upon actual payment. In 2003, at the time of the acquisition, the Company appropriately calculated and reflected the acquired pension liability in accordance with Statement of Financial Accounting Standards No. 141 ("SFAS 141"). Inadvertently, however, in recording the deferred tax assets associated with this pension liability, the Company used the balance recorded on the books of the acquired business and did not adjust the deferred tax assets in accordance with SFAS 141. As a result, the deferred tax asset was understated by $4.1 million and goodwill was overstated by the same amount.

                 In the first quarter of 2005, the Company discovered that the deferred tax assets associated with this pension liability had not been reflected appropriately. Because the Company concluded that the adjustment was immaterial both in fiscal 2003 and in fiscal 2005, it determined to effect this adjustment by increasing the deferred tax asset and by reducing goodwill in the first quarter of 2005.

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            b.   Second, the Company determines the deferred tax asset balances related to Certen based on a blended tax rate of the various Canadian provinces in which Certen operates. At the time of the acquisition, the Company initially determined this blended tax rate, and therefore the deferred tax asset balance, based upon the financial records of the acquired business. However, in January 2004, subsequent to the Company's acquisition of Certen, a statutory tax rate increase in the Canadian province of Ontario became effective, resulting in an increase to the expected overall blended tax rate. The Company did not become aware of the tax increase until the second quarter of fiscal 2005.

                 The Company acknowledges that this increase in tax rate should have been considered at the time of its enactment. Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes states that the resulting adjustment should be included in income from continuing operations for fiscal 2004 and reflected on the Company's statement of operations.

                 However, the Company concluded that the change was not material. The Company also did not believe it was appropriate to adjust its 2005 statement of operations for this 2004 amount because such an adjustment would have resulted in an increase in income that had not actually occurred in 2005 and would be potentially misleading. Accordingly, the Company concluded that it would be more conservative to recalculate the deferred tax assets in fiscal 2005 by using the correct blended tax rate at realization, to record the adjustment as a $5.8 million increase in tax deferred assets and to reduce goodwill by the corresponding amount.

            As described above, the Company recognizes that the above adjustments should have been implemented in fiscal 2003 and fiscal 2004. However, because the adjustments were not made during fiscal 2003 or fiscal 2004, the Company believes that appropriate accounting treatment was to reflect these changes in fiscal 2005 as balance sheet reclassifications that revised the purchase price allocation related to the Certen acquisition.

DST INNOVIS

2. We note your acquisition of DST Innovis on July 1, 2005 and the related purchase price allocation. Describe for us, in reasonable detail, the nature and terms of the "Printing and mailing obligation". Tell us how this amount was determined. Explain when, and under what circumstances, the liability associated with this obligation will be reversed. Explain why this obligation was considered to be part of the purchase price allocation.

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Response:   As part of its acquisition of DST Innovis, the Company entered into a long-term printing agreement with a subsidiary of DST Systems, Inc. ("DST"), pursuant to which DST will continue to support the printing and mailing of bills for the acquired DST Innovis customer base. Under and subject to the terms of the printing agreement, DST became the exclusive vendor of billing, printing, and mailing for DST Innovis projects that combine such services with billing support. The printing agreement has a ten-year term and specifies printing rates that are generally higher than prevailing market printing rates.

            The Company determined the prevailing market rates for these services based upon a pricing quote solicited from DST's primary competitor. The market for such printing services is relatively mature and DST faces significant competition from only this primary competitor. Accordingly, the Company believes that the competitor's price quote was fairly reflective of market conditions at the time. The Company estimated the liability related to the printing agreement based on the net present value of the excess of the DST rates as compared to the market rates calculated on expected volumes from existing DST Innovis customers over the life of the contract. The Company estimated these expected volumes based on historical volumes from existing DST Innovis customers, assuming a modest future growth rate.

            The Company retained a nationally-recognized third-party valuation consulting firm with expertise in purchase price allocation in connection with the valuation of the fair market value of the printing contract liability. That firm provided the Company with independent and contemporaneous analyses supporting the Company's methodologies.

3. Explain to us your basis for your conclusion that 15 years is an appropriate amortization period for the acquired customer arrangements. Describe for us any objective, reliable evidence that supports your conclusion.

Response:   DST Innovis typically enters into multi-year billing service agreements, generally for terms of five years. The acquired DST
            Innovis customers are predominantly large cable and satellite companies, which have continued to renew their contracts with increasing revenue levels. For example, the four largest DST Innovis customers have been customers for periods of no less than 14 years.
            Historically, DST Innovis has experienced customer turnover primarily with respect to its smaller customers and this turnover has not been material. Additionally, the market for cable and satellite billing services is relatively mature and is usually characterized by long-term customer relationships. Lastly, it is cost-prohibitive for customers to change billing vendors.

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            In determining the appropriate amortization period with respect to these arrangements, the Company considered these factors and consulted the nationally-recognized third-party valuation consulting firm described in response number 2 above. Based upon an analysis of historical customer retention rates and projected future cash flows, the analysis conducted by that firm indicated that the material portion of cash flows from DST Innovis customers were expected to be realized within 15 years; after the 15th year of such billing arrangements, the additional present value in each subsequent year were expected not to be material.

            Accordingly, the Company determined that an amortization period of 15 years for the acquired customer arrangements was appropriate based upon the significant recurring revenue base of the DST Innovis customers.

LONGSHINE

4. Tell us whether you acquired a direct, 100% ownership interest in Longshine Information Technology as a result of the August 3, 2005 purchase transaction. If not, explain the structure and extent of your ownership interest.

Response:   The Company confirms that, as a result of its August 3, 2005 purchase transaction, it acquired through subsidiaries a 100% ownership interest in Longshine Information Technology Company Ltd., a company organized in the British Virgin Islands.

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS, NET, PAGE F-25

5. We note the disclosure relating to where the amortization expense of identified intangible assets is included within the statement of operations. Tell us where the amortization expense of each of the identified intangible assets recorded in conjunction with the XACCT, the Innovis and the Longshine acquisitions is reflected.

Response:   The amortization expense of each of the identified intangible assets recorded in conjunction with the XACCT, the Innovis and the Longshine acquisitions is reflected in the line item "Amortization of purchased intangible assets."

NOTE 12 - CONVERTIBLE NOTES, PAGE F-29

6. Please explain to us in thorough detail how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion features of the Convertible Senior Notes issued in March 2004 include embedded derivatives that you should account for at fair value under SFAS 133. For further guidance see pages 30 through 32 in the Division of Corporation Finance Current Accounting and Disclosure Issues Guide at http://www.sec.gov/divisions/corpfin/acctdis120105.pdfin.

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Response:   Statement of Financial Accounting Standards No. 133 Accounting for
            Derivative Instruments and Hedging Activities ("SFAS 133"), paragraph 12(c), requires bifurcation of an embedded derivative if, among other things, a separate instrument with the same terms would be a derivative, pursuant to SFAS 133, paragraphs 6 through 11. Emerging Issues Task Force 00-19 ("EITF 00-19"), paragraph 4, states in part that the Task Force reached a consensus that, for purposes of evaluating whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding under SFAS 133 (including under SFAS 133, paragraph 11(a)), the requirements of EITF 00-19, paragraphs 12 through 32, do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

            The Company considered EITF 00-19 and determined that its 0.50% Convertible Senior Notes due 2024 (the "Notes") qualify as conventional convertible debt pursuant to EITF 00-19, paragraph 4, and no bifurcation of the embedded conversion feature was required under SFAS 133 or EITF 00-19.

            The Company based these conclusions on the facts that the embedded conversion feature of the Notes is indexed solely to the Company's ordinary shares and is convertible into a fixed amount of the Company's ordinary shares at 23.1911 shares per one thousand dollars of the principal amount of the Notes, adjustable solely for customary anti-dilution provisions in the event of an equity restructuring (e.g., stock splits, stock dividends). Additionally, the conversion option is settled solely in the Company's ordinary shares for the entirety of the value of the debt plus any conversion spread.

7. Further, explain to us in greater detail the nature of negotiated agreements whereby the Board of Directors gave approval for the repurchase of Ordinary Shares sold short by the purchasers of the Notes (i.e. these agreements appear to have been entered into concurrently with the sale of the Notes) in order to offset the dilutive effect of the potential shares issuable upon conversion.

Response:   The Company respectfully refers the Staff to Note 17 to the
            Company's Consolidated Financial Statements for the fiscal year ended September 30, 2005, found on page F-36 of the Company's Annual
            Report on Form 20-F. In connection with the Company's issuance of the Notes, the Company's Board of Directors approved the repurchase of the Company's Ordinary Shares that were sold short by initial purchasers of the Notes in negotiated transactions. These transactions were undertaken by the Company and the initial purchasers of the Notes in conjunction with the offering of the Notes. As the Company believes is

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            customary in these transactions, these repurchases were effected concurrently with the sale of the Notes, and they were intended to offset the dilutive effect of the Ordinary Shares issuable upon conversion of the Notes. The closing of the issuance and sale of the Notes occurred on March 2, 2004, and the Company repurchased 6,073,600 Ordinary Shares for an aggregate purchase price of $170,060,800. Upon conversion of the Notes, 10,435,995 Ordinary Shares are issuable based on a conversion ratio of 23.1911 shares per $1,000 principal amount of the Notes.

            The purchase price paid by the Company for the repurchased shares was determined based on the $28.00 New York Stock Exchange closing price of the Company's Ordinary Shares on March 1, 2004.

FORM 6-K FILED JANUARY 19, 2006

8. We note the non-GAAP information included in your press release furnished in the Form 6-K filed January 19, 2006. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail:

     - Your disclosure does not clearly identify those measures which have been presented on a non-GAAP basis. However, the presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of services, various non-GAAP operating expense items, non-GAAP operating income, non-GAAP income before income taxes, non-GAAP net income and non-GAAP earnings per share. Note that each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

     - As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

     - We note no substantive disclosure that addresses the disclosures in Question 8 of the FAQ. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision, why it is useful to an investor to segregate business combination accounting and acquisition related expenses from GAAP results, or how your presentation enables an investor to compare results to periods prior to acquisitions. Further, you do not describe the material limitations associated with each measure or the manner in which you compensate for such limitations.

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Response:   The Company acknowledges the Staff's comments with respect to the
            Company's historical use of non-GAAP financial measures. In light of these comments, the Company has reviewed the rules and published guidance regarding the use of non-GAAP financial measures, including Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and has discussed these rules and guidance, as well as the comments, with the Company's external securities legal counsel. In addition, the Company has considered the basis of its exclusion of certain items historically reported on a non-GAAP basis. Among other things, the Company has reviewed its past disclosures regarding the non-GAAP financial measures presented.

            Based on this review process, the Company has considered the process by which it will determine the appropriateness of presenting any non-GAAP financial measures in the future, including the basis for evaluating whether an item is appropriate for exclusion. The Company also has considered the types and levels of disclosures that it will provide in conjunction with its presentation of any such non-GAAP financial measures in the future. The Company understands its obligations to review carefully all potential uses of and disclosures regarding non-GAAP financial measures in light of the rules and published guidance regarding the use of such measures in order to more clearly comply with such rules and ensure all required information is provided.

            The Company will implement these revised practices in connection with its next public announcement or release disclosing information about a completed fiscal period. The Company expects that the next such announcement or release will be the Company's press release regarding its results of operations for the three and nine months ending June 30, 2006, which the Company currently expects will be issued during July 2006.

            Management has historically believed, and it continues to believe, however, that its practice of excluding discrete items from a presentation based entirely on GAAP has been appropriate and assists investors in understanding the Company's operating performance as compared to previous periods and forward-looking guidance. The Company further believes that these non-GAAP financial measures are useful to investors and others in understanding and evaluating the Company's historical and current operating performance as bases for better estimating future prospects. Specifically, management excludes certain discrete non-cash expenses in preparing operating budgets and in monitoring the results of the business, and the Company believes that investors and analysts exclude these expenses in reviewing the Company's results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

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            With a view to providing the Staff with a concrete example, the
            Company has reevaluated the non-GAAP disclosures contained in the January Form 6-K and in the Form 6-K furnished April 27, 2006(1) (the "April Form 6-K"), in light of the revised practices intended to be implemented in the future.

            Following is the type of disclosure that the Company would have provided with respect to these non-GAAP financial measures:

               "This release contains non-GAAP diluted earnings per share, which excludes the following items:

               -    equity-based compensation expense;

               -    amortization of purchased intangible assets; and

               -    tax effects related to the above.

               "This release includes non-GAAP diluted earnings per share and other non-GAAP line items from the Non-GAAP Consolidated Statements of Income, including non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income before income taxes, non-GAAP income taxes and non-GAAP net income.

               "These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures and the Non-GAAP Consolidated Statements of Income are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

               "Amdocs believes that the presentation of non-GAAP diluted earnings per share, when shown in conjunction with the corresponding GAAP measure, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations.
----------
(1) Although the Staff's letter was dated April 20, 2006, the Company did not receive the letter until May 8, 2006, and, as a result, the Company was unable to consider the Staff's comments in connection with the Form 6-K furnished on April 27, 2006.

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               "For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include equity-based compensation expense, amortization of purchased intangible assets and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, the Company believes that significant groups of investors exclude these non-cash expenses in reviewing our results and those of our competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

               "Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income before income taxes, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

            Finally, the Company notes that it considered the desirability and appropriateness of amending one or more of its past Reports of Foreign Private Issuer on Form 6-K in order to reflect the "revised practices" described above with respect to non-GAAP information. The Company believes that any such amendments would, on the whole, be more confusing than useful to investors and others. It has been several weeks since the Company's last Form 6-K furnishing an earnings release, and management believes it is highly unlikely that analysts, individual investors and others would alter or reconsider their evaluation of the Company or an investment in the Company's common stock as a result of an amendment of such Form 6-K to the effect described above. Management agrees that the Company's revised non-GAAP practices will improve disclosures for investors in the future, but believes retrospective application of those practices would force investors to review any amendments in detail in order to determine whether there have been substantive changes being reported. The Company therefore respectfully submits that the goal of improved disclosure regarding non-GAAP data will be served best by implementing the revised practices in all future filings.

9. We note your presentation of consolidated statements of income excluding certain charges. In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note the following:

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     -    Presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles; and,

     - The presentation includes the revenue streams from acquired entities but excludes material costs of acquiring those revenue streams.

Response:   The Company respectfully refers the Staff to its response to Staff comment number eight above. The Company notes that, in addition to the disclosure proposed to be provided with respect to its non-GAAP financial measures, the Company will re-title the "Consolidated
            Statements of Income Excluding Amortization of Purchased Intangible
            Assets, Equity-Based Compensation Expense and Related Tax Effects"
            (as such statement was titled in the January Form 6-K) (the
            "Non-GAAP Income Statement"). Instead, the Company will label the
            Non-GAAP Income Statement as its "Non-GAAP Consolidated Statements of Income, Excluding Amortization of Purchased Intangible Assets,
            Equity-Based Compensation Expense and Related Tax Effects."

            The Company respectfully notes for the Staff that the presentation contained in the Non-GAAP Income Statement as furnished in the January Form 6-K does, in fact, include both the revenues and operating expenses of acquired businesses. As stated in Note 1 to the Non-GAAP Income Statement furnished in the January Form 6-K, the Non-GAAP Income Statement omits only the purchase method amortization of the intangible assets related to the acquisitions themselves. The Company has made several past acquisitions, and it may do so in the future, and the purchase accounting effects of these acquisitions may disproportionately affect discrete periods. As a result, the Company believes that the Non-GAAP Income Statement provides useful information regarding the underlying financial and business trends relating to its financial condition and results of operations.

                                       ***

Further, as the Staff has requested, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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                                       ***

Lastly, to the extent the Staff wishes to direct written correspondence to the Company, we request that it address such correspondence to Mr. Thomas G. O'Brien, Treasurer and Secretary, Amdocs Limited, c/o Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017. For purposes of any response by the Staff to this letter, we request that the Staff direct such response to the undersigned.

Please do not hesitate to contact the undersigned (212-937-7276) or Jason Kropp (617-526-6421) of this firm with any questions regarding this response letter.

Sincerely,

/s/ ROBERT A. SCHWED
-------------------------------------
Robert A. Schwed